Filed by Minebea Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: MITSUMI ELECTRIC CO., LTD. (File Number: 132-02801)
Dated November 10, 2016

Business Results
 Second Quarter of Fiscal Year
Ending March 31, 2017

(Excerpt)
November 2, 2016
Minebea Co., Ltd.

1. Evaluation of 1H (FY 3/2017) Results

Achieved fiscal first half targets!

FOREX were close to our assumptions
Positive factors

1. Motors performed better than plan
mainly due to automotive applications.

2. Pivot assemblies and HDD spindle motors benefitted from
slower-than-expected decline of HDD market.

Negative factor
1. Higher-than-expected expenses for preparations to MITSUMI business integration

Net sales
295,554
275,133
-7%
260,000
106%

Operating income
27,417
18,594
-32%
18,300
102%

Ordinary income
23,326
18,915
-19%
17,800
106%

Net income attributable to owners of the parent
17,758
12,745
-28%
12,100
105%

Net income per share  (yen)
47.49
34.01
-28%
32.32
105%
November 2, 2016

9. Integrating with MITSUMI
with eye to next fiscal year and onward

Integration schedule partially moved up

Minebea and MITSUMI agreed to move up the effective date of
the share exchange from March 17, 2017 to January 27, 2017.

Create synergy ASAP by accelerating preparations

Green-lighted by competition authorities in key countries,
the business integration groundwork moved into high gear

Cleared to pave the way toward integration, except in areas
where Minebea and MITSUMI directly compete (e.g. motors,
power supplies)

Business support agreement signed in August 2016

1. Manufacturing support for MITSUMI(Loaning of personnel,
automation/labor-saving and precision mold technologies,
access to equipment and facilities, etc.) 2. Support for
expanding MITSUMI product sales

3. Joint purchasing/integrated logistics
4. Utilization of other internal resources

Pursue synergy in a wide areas ASAP

12/21/2015 Basic agreement

3/30/2016 Definitive agreement

July 2016 August

January 27, 2017 (scheduled)
Effective date of share exchange

Applications for exemptions
 from anti-monopoly regulations

Integration
Preparation Period

December 27, 2016 (scheduled)
MITSUMI extraordinary shareholders meeting

March 17, 2017
(initially scheduled)

November 2, 2016

12. New Sartorius MT and H Bengaluru plant

Minebea's first manufacturing site in India!

To be a foothold for future Group operations in India

Overview of Sartorius MT and H operations in India

Feature
Local production for local consumption - Everything, from
development and production to sales, is done locally for all products.

Target markets Weighing and inspection equipment for the
Indian food, pharmaceutical, medical, and steel industries

Net sales
7.7 million euro (FY 12/2015)

Sartorius MT and H to open a new Bengaluru (former
   Bangalore) plant

Sartorius MT and H's new Bengaluru plant is Minebea's first
manufacturing site in India. Minebea looks to use it for
future Group-wide operations targeting promising high-tech
sectors, like the automobile, aerospace, IT, as well as
electronics industries, and more.

Start of operation: December 2016 (scheduled)
Product lines: industrial weighing and inspection equipment
(plan)

Looking to transfer manufacturing of some MITSUMI products

Products: in-vehicle antenna modules
Start of operation: Fall 2017 (scheduled)

Rendering of new Bengaluru plant

November 2, 2016

16. Financial Strategies:
Share buyback as an anti-dilution measure

1 In June 2016 Minebea paid 13.9 billion yen to repurchase
all of the privately-placed convertible bonds which had been allocated to DBJ, preventing dilution by about 5%.

2 Consider flexible buyback strategies to prevent dilution
resulting from the approximately 13% increase in outstanding shares following the share exchange with MITSUMI
shareholders scheduled for January 27, 2017.

Minebea Co., Ltd.
Business Results
http://www.minebea.co.jp/

Any statements in this presentation which are not historical are future projections based on certain assumptions and
executive judgments drawn from currently available
information. Please note that actual performance may vary
significantly from any particular projection due to various
factors. Factors affecting our actual performance include
but are not limited to: (i) changes in economic conditions
or demand trends related to Minebea's business operations;
(ii) fluctuation of foreign exchange rates or interest
rates; and (iii) our ability to continue R and D, manufacturing and marketing in a timely manner in the electronics business sector, where technological innovations are rapid and new
products are launched continuously. All the information in
this document is the property of Minebea Co., Ltd. All
parties are prohibited, for whatever purpose, from copying,
modifying, reproducing, transmitting, etc. this information
regardless of ways and means without prior written
permission of Minebea Co., Ltd.

Minebea may file a registration statement on Form F-4 ("Form
F-4") with the U.S. Securities and Exchange Commission (the
"SEC") in connection with the possible share exchange (the
"Share Exchange") pertaining to a business integration
between the two companies, if it is consummated. The Form
F-4 (if filed in connection with the Share Exchange) will
contain a prospectus and other documents. If a Form F-4 is
filed and declared effective, the prospectus contained in
the Form F-4 will be mailed to U.S. shareholders of MITSUMI
prior to the shareholders' meeting at which the Share
Exchange will be voted upon. The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information
about the two companies, the Share Exchange and related
matters.

U.S. shareholders to whom the prospectus is distributed are
urged to read the Form F-4, the prospectus and other
documents that may be filed with the SEC in connection with
the Share Exchange carefully before they make any decision
at the shareholders' meeting with respect to the Share
Exchange. Any documents filed with the SEC in connection
with the Share Exchange will be made available when filed,
free of charge, on the SEC's web site at www.sec.govOpen in
a new window. In addition, upon request, the documents can
be distributed for free of charge. To make a request, please refer to the contact of Minebea below. Contacts for
inquiries regarding the Business Integration

Minebea Co., Ltd.
4106-73, Oaza Miyota, Miyota-machi, Kitasaku-gun,
Nagano 389-0293, Japan
Takayuki Ishikawa, General Manager
Corporate Communications Office
Tel: 03-6758-6703
Email: corporate_communication@minebea.co.jp